PROSPECTUS SUPPLEMENT
(To Prospectus dated February 7, 2000)

                                  $30,000,000

                           Entergy New Orleans, Inc.
                             FIRST MORTGAGE BONDS,
                         6.65% SERIES DUE MARCH 1, 2004
                             ---------------------
                  Interest payable on March 1 and September 1

                             ---------------------

WE MAY REDEEM THE BONDS PRIOR TO MATURITY, IN WHOLE OR IN PART, AT THE REDEMPTION PRICES AND UNDER THE CIRCUMSTANCES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT. YOU ALSO HAVE THE RIGHT TO TENDER YOUR BONDS FOR REDEMPTION BY US, IN WHOLE OR IN PART, AT THE REDEMPTION PRICES AND UNDER THE CIRCUMSTANCES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT.

AS DESCRIBED IN THE ACCOMPANYING PROSPECTUS, THE BONDS ARE A SERIES OF GENERAL AND REFUNDING MORTGAGE BONDS DESIGNATED AS FIRST MORTGAGE BONDS AND ISSUED UNDER OUR MORTGAGE AND DEED OF TRUST, WHICH HAS THE BENEFIT OF A FIRST MORTGAGE LIEN ON SUBSTANTIALLY ALL OF OUR PROPERTY.
                             ---------------------
                   PRICE 99.887% AND ACCRUED INTEREST, IF ANY

                             ---------------------

                                                                        UNDERWRITING
                                                PRICE TO                DISCOUNTS AND              PROCEEDS TO
                                                 PUBLIC                  COMMISSIONS           ENTERGY NEW ORLEANS
                                                --------                -------------          -------------------
Per bond...............................          99.887%                    .350%                    99.537%
Total..................................        $29,966,100                $105,000                 $29,861,100

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the bonds to purchasers on or about February 23, 2001.

                             ---------------------

                           MORGAN STANLEY DEAN WITTER
February 20, 2001

     You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than as of the dates of these documents or the date these documents were filed with the SEC. We are not making an offer of the bonds in any state where the offer is not permitted.

                             ---------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

Where You Can Find More Information.........................   S-2
Selected Financial Information..............................   S-3
Recent Developments.........................................   S-4
Use of Proceeds.............................................   S-4
Description of the Bonds....................................   S-4
Underwriter.................................................   S-8
Experts and Legality........................................   S-8

                            PROSPECTUS

About This Prospectus.......................................     1
Where You Can Find More Information.........................     1
The Company.................................................     2
Use of Proceeds.............................................     2
Description of the Bonds....................................     2
Ratios of Earnings to Fixed Charges.........................     8
Experts and Legality........................................     9
Plan of Distribution........................................     9

                             ---------------------

                      WHERE YOU CAN FIND MORE INFORMATION

     The SEC allows us to "incorporate by reference" the information filed by us with the SEC, which means we can refer you to important information without restating it in this prospectus supplement and the accompanying prospectus. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus and should be read with the same care. We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 1999, our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2000, our two Current Reports on Form 8-K dated July 30, 2000 and filed on July 31, 2000 and August 3, 2000, and any future filings that we make with the SEC under the Securities Exchange Act of 1934 if the filings are made prior to the time that all the bonds are sold in this offering. You can also find more information about us from the sources described under "Where You Can Find More Information" in the accompanying prospectus.

                         SELECTED FINANCIAL INFORMATION
                             (DOLLARS IN THOUSANDS)

     You should read our selected financial information set forth below in conjunction with the financial statements and other financial information contained in the documents incorporated by reference.

                                                       FOR THE TWELVE MONTHS ENDED
                                        ---------------------------------------------------------
                                                                      DECEMBER 31,
                                        SEPTEMBER 30,   -----------------------------------------
                                            2000          1999       1998       1997       1996
                                        -------------   --------   --------   --------   --------
                                         (UNAUDITED)
INCOME STATEMENT DATA:
  Operating Revenues..................    $574,557      $507,788   $513,750   $504,822   $504,277
  Operating Income....................      44,672        42,536     39,059     42,291     57,578
  Interest Expense (net)..............      14,396        13,892     14,573     15,001     16,052
  Net Income..........................      19,846        18,961     16,137     15,451     26,776
  Ratio of Earnings to Fixed
     Charges(1).......................        3.15          3.00       2.65       2.70       3.51

                                                             AS OF SEPTEMBER 30, 2000
                                              ------------------------------------------------------
                                                       ACTUAL                    AS ADJUSTED(2)
                                              ------------------------      ------------------------
                                                AMOUNT         PERCENT        AMOUNT         PERCENT
                                              -----------      -------      -----------      -------
                                              (UNAUDITED)                   (UNAUDITED)
BALANCE SHEET DATA:
  First Mortgage Bonds......................   $199,008          54.7%       $229,008          58.2%
  Shareholders' Equity:
     Preferred Stock (without sinking
       fund)................................     19,780           5.4          19,780           5.0
     Common Stock and Paid in Capital.......     70,038          19.3          70,038          17.8
     Retained Earnings......................     74,930          20.6          74,930          19.0
                                               --------        ------        --------        ------
       Total Shareholders' Equity...........    164,748          45.3         164,748          41.8
                                               --------        ------        --------        ------
          Total Capitalization..............   $363,756         100.0%       $393,756         100.0%
                                               ========        ======        ========        ======

---------------

(1) "Earnings" as defined by Item 503(d)(3) of SEC Regulation S-K represent the aggregate of (1) income before the cumulative effect of an accounting change, (2) taxes based on income, (3) investment tax credit adjustments
    -- net and (4) fixed charges. "Fixed Charges" as defined by Item 503(d)(4) of SEC Regulation S-K include interest (whether expensed or capitalized), related amortization and estimated interest applicable to rentals charged to operating expenses.

(2) Adjusted to reflect the issuance and sale of the bonds.

                              RECENT DEVELOPMENTS

     We provide electric and gas service to the City of New Orleans under City ordinances. These ordinances contain a continuing option for the City of New Orleans to purchase our electric and gas properties. On January 18, 2001, three members of the Council of the City of New Orleans filed a resolution for consideration by the Utility, Cable and Telecommunications Committee of the Council which, if adopted, would direct the Council Utility Regulatory Office and the Director of Utilities to conduct a study and report to the Council, among other things, whether the acquisition of our electric and gas properties through the exercise of this purchase option would produce material advantages for ratepayers. On February 14, 2001, this committee deferred action on the resolution until its meeting in May 2001. In order for the resolution to be approved, the committee must recommend its adoption and the full Council must then adopt the resolution.

     Our electric rate schedules include a fuel adjustment clause designed to recover the cost of fuel in the second prior month, adjusted by a surcharge or credit for deferred fuel expense arising from the monthly reconciliation of actual fuel costs incurred with fuel cost revenues billed to customers. Our gas rate schedules include an adjustment to reflect estimated gas costs for the billing month, adjusted by a surcharge or credit similar to that included in the electric fuel adjustment clause. On February 1, 2001, the Council of the City of New Orleans adopted a resolution noting the increase in our rates caused by increasing natural gas prices and ordering us to "show cause" by February 9, 2001 why any and all automatic adjustment charges should not be revoked and why we should not be required to propose a schedule of fixed rates without the use of any automatic or "flow-through" adjustment charges. On February 9, 2001, we filed a response with the Council stating that it is a fundamental regulatory principle that regulated enterprises like us are entitled to recover their prudently incurred costs. In addition, we indicated that the current methodologies for recovering purchased gas costs (for the provision of gas service) and fuel and purchased power costs (for the provision of electric service) are appropriate. A public hearing was held on February 14, 2001. On February 15, 2001, the Council adopted a revised resolution retaining the "show cause" requirement. The revised resolution also noted that the Council did not intend to deny full recovery of regulated utilities' prudently incurred and recoverable costs related to purchased power, fuel and resale gas costs, but instead intended to consider the means by which these costs are recovered to mitigate the effect on ratepayers of sudden rises in fuel and natural gas costs, as well as to consider incentives for us to procure lower cost gas supplies. The revised resolution also directed certain advisors to the Council to prepare a report and recommendation concerning the fuel adjustment methodologies. We cannot predict the outcome of this proceeding, but believe, based on the February 15th revised Council resolution, that the outcome will not have a material adverse effect on our financial condition.

                                USE OF PROCEEDS

     We anticipate our net proceeds from the sale of the bonds will be approximately $29,747,600, after deducting underwriting discounts and commissions and estimated offering expenses of $113,500. We will use the net proceeds we receive from the issuance and sale of the bonds to reduce short-term debt that was incurred for our capital spending program, for working capital needs and for other general corporate purposes.

                            DESCRIPTION OF THE BONDS

INTEREST, MATURITY AND PAYMENT

     We are issuing $30 million of First Mortgage Bonds, 6.65% Series due March 1, 2004 under the G&R Mortgage described in the accompanying prospectus. We will pay interest on the bonds on March 1 and September 1 of each year. So long as the bonds are registered in the name of DTC or its nominee, the record date for interest payable on any interest payment date shall be the close of business on the Business Day immediately preceding such interest payment date. We will begin paying interest on the bonds on September 1, 2001. Interest starts to accrue from the date the bonds are issued. The bonds will be issued on the basis of net property additions. As of September 30, 2000, approximately $99 million of G&R Bonds could have been issued on the basis of net property additions. We have agreed to pay interest on any overdue principal and, if such payment is enforceable under applicable law, on any overdue installment of interest on the bonds at a rate of 7.65% per annum to holders of record at the close of business on the Business Day immediately preceding our payment of such interest.

     As long as the bonds are registered in the name of DTC or its nominee, we will pay principal, any premium, and interest due on the bonds to DTC. DTC will then make payment to its participants for disbursement to the beneficial owners of the bonds as described in the accompanying prospectus under the heading "Description of the Bonds -- Book-Entry System Bonds."

REDEMPTION OF BONDS AT OUR OPTION

     We may redeem the bonds, in whole or in part, at our option, at any time before the maturity of the bonds, on not less than 30 days' nor more than 60 days' notice,

          (1) by the application of proceeds of insurance or of cash deposited with the corporate trustee pursuant to the provisions of the G&R Mortgage relating to eminent domain or sales to governmental entities or designees thereof of property subject to the G&R Mortgage at the special redemption price of 100% of the principal amount of the bonds being redeemed, or

          (2) at a redemption price equal to the greater of

             (a) 100% of the principal amount of the bonds being redeemed and

             (b) as determined by the Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal of and interest on the bonds being redeemed (excluding the portion of any such interest accrued to the redemption date), discounted (for purposes of determining such present values) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 0.15%, plus, in each case, accrued interest thereon to the redemption date. In the event that the City of New Orleans takes or acquires all or substantially all of our property subject to the G&R Mortgage as described under "Redemption of Bonds at Option of Holders," (x) under clause (1) above, we may only redeem the bonds, in whole or in part, at the special redemption price of 101% of the principal amount of the bonds being redeemed plus accrued interest thereon to the redemption date and (y) under clause (2) above, during the period commencing on the occurrence of such event and ending on the day following the date that the bonds are redeemable by us as described under "Redemption of Bonds at Option of Holders," the redemption price shall not be less than 101% of the principal amount of the bonds being redeemed plus accrued interest thereon to the redemption date.

     If, at the time notice of redemption is given, the redemption monies are not held by the corporate trustee, the redemption may be made subject to receipt of such monies before the date fixed for redemption, and such notice shall be of no effect unless such monies are so received.

     We may apply cash we deposit under any provision of the G&R Mortgage, with certain exceptions, to the redemption or purchase, including the purchase from us, of G&R Bonds of any series including the bonds offered by this prospectus supplement.

     The bonds are not subject to redemption under any sinking or improvement fund or any maintenance or replacement fund.

REDEMPTION OF BONDS AT OPTION OF HOLDERS

     The terms of the franchise ordinances pursuant to which we provide electric and gas service to the City of New Orleans state that the City has a continuing option to purchase our electric and gas properties. If all or substantially all of our property subject to the G&R Mortgage is taken or acquired by the City of New Orleans or any instrumentality or designee thereof, upon the consummation of this taking or acquisition, we have agreed to direct the corporate trustee to send a written notice to each registered holder of bonds then outstanding stating that each such holder has the right to require us to redeem its bonds, in whole or in part, at the special redemption price of 101% of the principal amount of the bonds being redeemed plus accrued interest thereon to the redemption date.

     Upon the mailing of notice by the corporate trustee, each holder will have 45 days to deliver written notice to the corporate trustee of such holder's intent to have its bonds redeemed by us in accordance with the preceding paragraph on the 60th day following the date of the notice upon delivery and surrender of such bond. Only Cede & Co., DTC's nominee, as the registered holder of the bonds, may elect to have bonds so redeemed. Accordingly, beneficial owners that desire to elect to have bonds so redeemed must instruct the participant through which they own their interest to direct DTC to elect to have their bonds so redeemed on their behalf by sending the requisite written notice to the corporate trustee. In order to ensure that the corporate trustee receives the requisite written notice in a timely fashion, the applicable beneficial owner should consult the participant through which it owns an interest in the bonds for the participant's deadline for receiving instructions of this type. Participants may have different deadlines for accepting instructions from their customers.

EXCHANGE OR REDEMPTION UPON MERGER OR CONSOLIDATION

     We have not waived our right under the G&R Mortgage to make an exchange offer for all outstanding G&R Bonds under the circumstances described in the accompanying prospectus under the heading "Description of the Bonds -- Redemption and Purchase -- Exchange or Redemption upon Merger or Consolidation". Accordingly, if this type of exchange offer is made, holders of all outstanding G&R Bonds, including the bonds, either must accept the exchange offer or tender their bonds to us for redemption at a redemption price of 100% of the principal amount of the bonds plus accrued interest thereon to the redemption date.

CERTAIN DEFINITIONS

     "Adjusted Treasury Rate" means, with respect to any redemption date:

          (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the bonds, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

          (2) if such release (or any successor release) is not published during the week preceding the calculation date for the Adjusted Treasury Rate or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     The Adjusted Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

     "Business Day" means any day other than a Saturday or a Sunday or a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the corporate trustee is closed for business.

     "Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the bonds that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the bonds.

     "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of five Reference Treasury Dealer Quotations for such redemption date after excluding the highest and lowest such Reference Treasury Dealer Quotations or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

     "Independent Investment Banker" means Morgan Stanley & Co. Incorporated or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by us.

     "Reference Treasury Dealer" means (1) Morgan Stanley & Co. Incorporated and its successors; provided, however, that if it shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute therefor another Primary Treasury Dealer, and (2) any other Primary Treasury Dealer selected by the Independent Investment Banker after consultation with us.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m. on the third Business Day preceding such redemption date.

DIVIDEND COVENANT

     We covenant in substance that, so long as any bonds remain outstanding, we will not pay any cash dividends on common stock or purchase common stock after January 31, 2001 if, after giving effect to such dividends or purchases, the aggregate amount of such dividends or purchases after January 31, 2001 (other than dividends we have declared on or before January 31, 2001) exceeds credits to earned surplus after January 31, 2001 plus $150 million and plus such additional amounts as shall be approved by the SEC.

TRUSTEES

     The Bank of New York (successor to Harris Trust Company of New York and Bank of Montreal Trust Company) and Stephen J. Giurlando (successor to Mark F. McLaughlin and Z. George Klodnicki) are the trustees under the G&R Mortgage.

ADDITIONAL INFORMATION

     For additional information about the bonds, see "Description of the Bonds" in the accompanying prospectus, including:

          (1) additional information about the terms of the bonds, including security,

          (2) general information about the G&R Mortgage and the trustees,

          (3) a description of certain restrictions contained in the G&R
     Mortgage,

          (4) a description of events of default under the G&R Mortgage, and

          (5) the meaning of certain capitalized terms used but not defined in this prospectus supplement.

                                  UNDERWRITER

     Under the terms and conditions set forth in the underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to Morgan Stanley & Co. Incorporated as underwriter, and the underwriter has agreed to purchase, $30,000,000 principal amount of bonds.

     Under the terms and conditions of the underwriting agreement, the underwriter has committed, subject to the terms and conditions set forth therein, to take and pay for all of the bonds if any of the bonds are taken.

     The underwriter has advised us that it proposes to offer all or part of the bonds directly to purchasers at the public offering price set forth on the cover page of this prospectus supplement and to certain securities dealers at such price less a concession not in excess of .20% of the principal amount of the bonds. The underwriter may allow, and such dealers may reallow to certain brokers and dealers, a concession not in excess of .10% of the principal amount of the bonds. After the bonds are released for sale to the public, the public offering price and other selling terms may from time to time be varied.

     We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

     There is presently no trading market for the bonds and there is no assurance that a market will develop since we do not intend to apply for listing of the bonds on a national securities exchange. Although it is under no obligation to do so, the underwriter presently intends to act as a market maker for the bonds in the secondary trading market, but may discontinue such market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the bonds.

     In order to facilitate the offering of the bonds, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the bonds. Specifically, the underwriter may overallot in connection with the offering, creating a short position in the bonds for its own account. In addition, to cover overallotments or to stabilize the price of the bonds, the underwriter may bid for, and purchase, the bonds in the open market. Finally, the underwriter may reclaim selling concessions allowed to a dealer for distributing the bonds in the offering, if it repurchases previously distributed bonds in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price for the bonds above independent market levels. The underwriter is not required to engage in these activities and may end any of these activities at any time.

     The underwriter or its affiliates may engage, or have engaged, in various general financing and banking transactions from time to time with us or our affiliates.

                              EXPERTS AND LEGALITY

     The financial statements incorporated in this prospectus supplement and the accompanying prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The legality of the bonds will be passed upon for the Company by Denise C. Redmann, Senior Counsel -- Corporate and Securities, of Entergy Services, Inc. and for the underwriter by Pillsbury Winthrop LLP, New York, New York. All legal matters pertaining to the Company's organization, titles to property, franchises and the lien of the G&R Mortgage and all matters pertaining to Louisiana law will be passed upon by Denise C. Redmann.

PROSPECTUS

                                  $150,000,000
                      GENERAL AND REFUNDING MORTGAGE BONDS

                           ENTERGY NEW ORLEANS, INC.
                              1600 PERDIDO STREET
                          NEW ORLEANS, LOUISIANA 70119
                                 (504) 670-3600

ENTERGY NEW ORLEANS, INC. (sometimes referred to as the Company) --

     - May periodically offer its General and Refunding Mortgage Bonds in one or more series; and

     - Will determine the price and terms when sold.

THE BONDS --

     - Offered with this prospectus are General and Refunding Mortgage Bonds designated as First Mortgage Bonds;

     - Offered with this prospectus will be rated in one of the four highest rating categories by at least one nationally recognized rating organization;

     - Will be issued as part of a designated series; and

     - Will be issued in book-entry form.

BONDHOLDERS --

     - Will receive interest payments in the amounts and on the dates specified in an accompanying prospectus supplement.

     This prospectus may be used to offer and sell series of Bonds only if accompanied by the prospectus supplement for that series. Entergy New Orleans will provide the specific terms of each series of Bonds in a supplement to this prospectus. Such supplement may also add, update, change or delete information in this prospectus.

     YOU SHOULD READ THIS PROSPECTUS AND ANY SUPPLEMENT CAREFULLY BEFORE YOU INVEST.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION (SEC) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE BONDS OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                FEBRUARY 7, 2000

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement filed with the SEC utilizing a "shelf" registration process. Under this shelf process, the Company may sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $150,000,000. The Company is registering $140,000,000 of bonds currently, which will be offered along with $10,000,000 of Bonds registered under a previously filed registration statement. This prospectus provides a general description of the Bonds being offered. Each time the Company sells a series of Bonds, it will provide a prospectus supplement containing specific information about the terms of that series of Bonds and the offering.

                      WHERE YOU CAN FIND MORE INFORMATION

     The Company is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public on the Internet at the SEC's home page (http://www.sec.gov) or you may read and copy any document at the SEC Public Reference Rooms located at:

     450 Fifth Street, N.W.
     Room 1024
     Washington, D.C. 20549-1004;

     CitiCorp Center
     500 W. Madison Street
     Suite 1400
     Chicago, Illinois 60661; and

     7 World Trade Center
     13th Floor
     New York, New York 10048.

Call the SEC at 1-800-732-0330 for more information about the public reference rooms and requesting documents.

     The SEC allows the Company to incorporate by reference information filed by the Company, which means that we can refer you to important information without restating it in this prospectus. The information incorporated by reference is an important part of this prospectus, and information that the Company files later with the SEC will automatically update and supersede this information. The Company is incorporating by reference the documents listed below, along with filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and until the Company has sold all of the Bonds:

          1. Annual Report on Form 10-K for the year ended December 31, 1998;
     and

          2. Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1999.

     You may request a copy of any or all of these filings, free of charge, by writing or telephoning the Company at the following address:

     Mr. Christopher T. Screen
     Assistant Secretary
     Entergy New Orleans, Inc.
     P. O. Box 61000
     New Orleans, Louisiana 70161
     (504) 576-4212

or at our web site (http://www.entergy.com). You may also direct your requests via e-mail to cscreen@entergy.com.

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. The Company has not authorized anyone else to provide you with information about the Bonds or the Company. The Company is not making an offer of the Bonds in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                                  THE COMPANY

     Entergy New Orleans, Inc. is an electric and gas public utility company providing services to customers in New Orleans, Louisiana since 1926.

     The Company is owned by Entergy Corporation ("Entergy"), which is a public utility holding company registered under the Public Utility Holding Company Act of 1935. The other major public utilities owned by Entergy are Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc. and Entergy Mississippi, Inc. Entergy also owns all of the common stock of System Energy Resources, Inc., the principal asset of which is the Grand Gulf Nuclear Electric Generating Station ("Grand Gulf").

     Capacity and energy from Grand Gulf is allocated among the Company, Entergy Arkansas, Inc., Entergy Louisiana, Inc., and Entergy Mississippi, Inc. under a Unit Power Sales Agreement. The Company's allocated share of Grand Gulf's capacity and energy, together with related costs, is 17%. Payments made by the Company under the Unit Power Sales Agreement are generally recovered through rates set by the City Council of the City of New Orleans, Louisiana (the "Council"), which regulates electric and gas service, rates and charges and issuances of securities.

     Together with Entergy Arkansas, Inc., Entergy Louisiana, Inc. and Entergy Mississippi, Inc., the Company owns all of the capital stock of System Fuels, Inc. System Fuels, Inc. is a special purpose company that implements and maintains certain programs for the purchase, delivery and storage of fuel supplies for Entergy's utility subsidiaries.

     The information above concerning the Company is only a summary and is not complete. You should read the incorporated documents for more specific information regarding significant contingencies, capital requirements, and financing plans and capabilities, including short-term borrowing capacity, earnings coverage requirements under the Company's Restatement of Articles of Incorporation, as amended, which limit the amount of additional preferred stock that the Company may issue, and earnings coverage and other requirements under the Company's General and Refunding Mortgage (described below), which limit the amount of additional Bonds that the Company may issue.

                                USE OF PROCEEDS

     The net proceeds from the offering of the Bonds will be used either to repay, acquire or redeem one or more series of outstanding G&R Bonds or preferred securities on their stated due dates or in some cases prior to their due dates, or for other general corporate purposes including the repayment of short term debt incurred in connection with the Company's capital spending program. The specific securities, if any, to be redeemed with the proceeds of a series of Bonds will be set forth in the prospectus supplement relating to that series.

                            DESCRIPTION OF THE BONDS

GENERAL

     The Bonds will be issued under one or more separate supplemental indentures to the Mortgage and Deed of Trust dated as of May 1, 1987 (the "G&R Mortgage"), between the Company and Harris Trust Company of New York (formerly The Bank of Montreal Trust Company), as Corporate Trustee, and Mark F. McLaughlin, as Co-Trustee (together referred to as the "Trustees"). All bonds issued or to be issued under the Mortgage (including the Bonds) are referred to herein generally as "G&R Bonds."

     The statements in this prospectus concerning the Bonds, the G&R Bonds and the G&R Mortgage are not comprehensive and are subject to the detailed provisions of the G&R Mortgage.

     The Company's Mortgage and Deed of Trust, dated as of July 1, 1944, to The Chase National Bank of the City of New York (The Bank of New York, successor) and Carl E. Buckley (W.T. Cunningham, successor), as Trustees, as supplemented (the "Former Mortgage"), has been terminated and released. All of the Company's mortgage bonds (the "Former First Mortgage Bonds") issued under the Former Mortgage have been retired and cancelled. The G&R Mortgage provides generally that, once all of the Former First Mortgage Bonds have been retired, the G&R Bonds may be designated as "First Mortgage Bonds" of the Company. Because the Former Mortgage has been terminated and released and all Former First Mortgage Bonds have been retired and cancelled, all G&R Bonds will be designated as "First Mortgage Bonds".

TERMS OF SPECIFIC SERIES OF THE BONDS

     A prospectus supplement and a supplemental indenture relating to each series of Bonds being offered by the Company will include descriptions of specific terms relating to the offering of that series. These terms will include some or all of the following:

     - The designation (or name) of the series of Bonds;

     - The aggregate principal amount of the series;

     - The date on which the series will mature;

     - The interest rate the series will bear;

     - The date from which interest accrues;

     - The dates on which interest will be payable; and

     - The prices and other terms and conditions, if any, upon which the series may be redeemed prior to maturity.

SECURITY

     The Bonds, together with all other G&R Bonds issued now or in the future under the G&R Mortgage, will be secured by the G&R Mortgage. As a result of the termination and release of the Former Mortgage, the G&R Mortgage now constitutes, in the opinion of the Company's legal counsel, a first mortgage lien on substantially all of the Company's property, subject to (1) excepted encumbrances, (2) minor defects and encumbrances customarily found in similar utility properties, but which do not materially impair the use of the property in the conduct of the Company's business, (3) other liens, defects and encumbrances, if any, existing or created when the Company acquired the property and (4) limitations under bankruptcy law.

     Some of the Company's properties are not covered by the lien of the G&R Mortgage; these include:

     - properties released under the terms of the G&R Mortgage;

     - cash and securities;

     - merchandise, equipment, apparatus, materials or supplies held for sale or other disposition in the usual course of business or consumable during use;

     - automobiles, vehicles and aircraft;

     - timber, minerals, mineral rights and royalties; and

     - receivables, contracts, leases and operating agreements.

     The G&R Mortgage contains provisions that impose a lien on property acquired by the Company after the date of the G&R Mortgage, subject to pre-existing liens, and subject to limitations in the case of consolidation, merger or a sale of substantially all of the Company's assets.

     The G&R Mortgage also provides that the Trustees have a lien upon the mortgaged property, prior to the lien in favor of holders of the G&R Bonds, to ensure the payment of reasonable compensation, expenses and disbursements of the Trustees and for indemnity against certain liabilities.

ISSUANCE OF ADDITIONAL G&R BONDS

     The Company can issue up to $10 billion G&R Bonds under the G&R Mortgage. G&R Bonds of any series may be issued from time to time on the following bases:
(a) 70% of property additions after adjustments to offset retirements; (b) retirements of G&R Bonds or certain Former First Mortgage Bonds; or (c) the deposit of cash with the Trustees. Deposited cash may be withdrawn upon the bases stated in clause (a) and (b) above. Property additions generally include electric, gas, steam or hot water property acquired after December 31, 1986. Property additions do not include securities, automobiles, vehicles or aircraft, or property used principally for the production or gathering of natural gas.

     With certain exceptions, when G&R Bonds are issued on the basis of retired G&R Bonds as described in clause (b) above, the issuance must meet an "earnings" test. The adjusted net earnings for 12 of the preceding 18 months, before income taxes, must be at least twice the annual interest requirements on all G&R Bonds outstanding at the time, plus the G&R Bonds to be issued, plus all indebtedness, if any, of prior rank. Generally, interest on variable interest rate bonds, if any, is calculated using the average rate in effect during such 12-month period.

     Net property additions available for the issuance of G&R Bonds at September 30, 1999 were approximately $164.6 million.

     The G&R Mortgage contains restrictions on the issuance of G&R Bonds against property subject to prior liens.

     Other than the security afforded by the lien of the G&R Mortgage and the restrictions on the issuance of additional G&R Bonds described above, the G&R Mortgage contains no provisions that grant protection to bondholders in the event of a highly leveraged transaction. However, such a transaction would require regulatory approval from the Council.

RELEASE AND SUBSTITUTION OF PROPERTY

     Property other than the Municipalization Interest (as defined in the G&R Mortgage) may be released without applying any earnings test, upon the bases of
(a) the deposit with the Trustees of cash or, to a limited extent, purchase money mortgages; (b) property additions under the G&R Mortgage, after adjustments in certain cases to offset retirements and after making adjustments for certain prior lien bonds, if any, outstanding against property additions; and (c) a waiver of the right to issue G&R Bonds. The Company can withdraw cash upon the bases stated in clause (b) and (c) above.

     Property owned by the Company on December 31, 1986, may be released from the lien of the G&R Mortgage on the basis of its depreciated book value. Unfunded property may be released without meeting the earnings test if, after its release, the Company would have at least one dollar ($1) in unfunded property that remains subject to the lien of the G&R Mortgage. All other property may be released on the basis of its cost, as defined in the G&R Mortgage.

SATISFACTION AND DISCHARGE OF G&R MORTGAGE

     Once the Company has provided for the payment of all G&R Bonds (including the Bonds currently being offered under this prospectus) and has paid all other sums due under the G&R Mortgage, the G&R Mortgage may be deemed satisfied and discharged. The G&R Bonds will be considered paid once funds (which may be cash or obligations of the United States of America that do not permit redemption at the issuer's option) sufficient to pay the G&R Bonds at maturity or upon redemption have been irrevocably set apart or deposited with the Trustees. The Trustees are entitled to receive an opinion of legal counsel to the effect that such setting apart or deposit does not require registration under the Investment Company Act of 1940, does not violate any applicable laws and does not result in a taxable event with respect to the bondholders prior to the time when they have a right to receive payment.

DIVIDEND COVENANT

     Unless otherwise specified in a prospectus supplement, so long as any bonds of a particular series remain outstanding, the Company will not pay any cash dividends on common stock or repurchase common stock after a selected date close to the date of the original issuance of a series of Bonds, except from credits to earned surplus accrued after such selected date plus an amount not to exceed $150,000,000 and plus such additional amounts as shall be approved by the SEC under the Public Utility Holding Company Act of 1935. This does not include dividends that may be declared before such selected date.

REDEMPTION AND PURCHASE

  General

     The prospectus supplement for a particular series of Bonds will contain the terms and conditions, if any, for redemption prior to maturity.

  Exchange or Redemption upon Merger or Consolidation

     Although the Company does not currently have any plans to merge or consolidate with Entergy Louisiana, Inc., the G&R Mortgage provides that, in the event of such a merger or consolidation, the Company would have the right to offer to exchange all outstanding G&R Bonds for a like principal amount of the new merged or consolidated company's first mortgage bonds with the same interest rates, interest payment dates, maturity dates and redemption provisions. Unless the Company waives this right, the holders of outstanding G&R Bonds either must accept such first mortgage bonds in exchange for all or a portion of their G&R Bonds or must tender to the Company for redemption any G&R Bonds not so exchanged. The redemption price applicable for these purposes to the G&R Bonds will be 100% of the principal amount plus accrued interest, unless otherwise provided in a prospectus supplement.

DEFAULTS AND NOTICES THEREOF

     Defaults under the G&R Mortgage are defined to include:

          (1) default in the payment of principal;

          (2) default for 30 days in the payment of interest;

          (3) certain events of bankruptcy, insolvency or reorganization;

          (4) the continuation of a default in other covenants for 90 days after notice (unless the Company has in good faith commenced efforts to perform the covenant); and

          (5) default under a supplemental indenture.

     The Corporate Trustee or the holders of 25% in aggregate principal amount of the G&R Bonds may declare the principal and interest thereon to be due and payable on default. However, a majority of the holders may annul such declaration if the Company has cured the default. No holders of G&R Bonds may enforce the lien of the G&R Mortgage without giving the Trustees written notice of a default and unless

          (a) the holders of 25% in aggregate principal amount of the G&R Bonds have requested the Trustees to act and offered them reasonable opportunity to act and indemnity satisfactory to them against the cost, expense and liabilities to be incurred thereby; and

          (b) the Trustees have failed to act.

The holders of a majority in aggregate principal amount of the G&R Bonds may direct the time, method and place of conducting any proceedings for any remedy available to the Trustees or exercising any trust or power conferred upon the Trustees. The Trustees are not required to risk their funds or incur personal liability if a reasonable ground exists for believing that repayment is not reasonably assured.

EVIDENCE FURNISHED TO THE TRUSTEES

     Compliance with G&R Mortgage provisions is evidenced by written statements of the Company's officers or persons selected or paid by the Company. In certain cases, opinions of counsel and certifications by an engineer, accountant, appraiser or other expert (who in some cases must be independent) are required. The Company provides to the Trustees an annual statement as to whether or not we have fulfilled our obligations under the G&R Mortgage throughout the preceding calendar year.

MODIFICATION

     The rights of holders of G&R Bonds may be modified with the consent of the holders of a majority in aggregate principal amount of the G&R Bonds. If less than all series of G&R Bonds are adversely affected by a modification, the consent of the holders of a majority in aggregate principal amount of the G&R Bonds adversely affected is required. No modification of the terms of payment of the principal of and, premium, if any, and interest on, the G&R Bonds, and no modification affecting the lien of the G&R Mortgage or reducing the percentage required for modification, is effective against any holder of G&R Bonds without such holder's consent.

BOOK-ENTRY SYSTEM BONDS

     Unless otherwise specified in the applicable prospectus supplement, The Depository Trust Company, New York, New York ("DTC") will act as securities depository for the Bonds. The Bonds will be issued only as fully registered securities registered in the name of Cede & Co., DTC's nominee or such other name as may be requested by an authorized representative of DTC. One fully-registered certificate will be issued for each series of Bonds, representing the aggregate principal amount of that series of Bonds, and will be deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized records for Direct Participants' accounts. This eliminates the need for physical movement of securities certificates.

     Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (the "Indirect Participants," and together with the Direct Participants, the "Participants"). The rules applicable to DTC and its Participants are on file with the SEC.

     Purchases of Bonds within the DTC system must be made by or through Direct Participants which will receive a credit for the Bonds on DTC's records. The ownership interest of each actual purchaser of a Bond (a "Beneficial Owner") will, in turn, be recorded on the Direct and Indirect Participant's respective records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Bonds are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing the Bonds, except in the event that the use of the book-entry system for the Bonds is discontinued.

     To facilitate subsequent transfers, all Bonds deposited by Direct Participants with DTC are registered in the name of DTC's nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of the Bonds with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of actual beneficial ownership of the Bonds; DTC's records reflect only the identity of the Direct Participants to whose accounts Bonds are credited, which Direct Participants may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Giving of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be applicable. Beneficial Owners of the Bonds may wish to take certain steps to augment transmission to them of notices of significant events with respect to the Bonds, such as redemptions, tenders, defaults and proposed amendments to the security documents. Beneficial Owners of the Bonds may wish to ascertain that the nominee holding the Bonds for their benefit has agreed to obtain and transmit notices to Beneficial Owners, or in the alternative, Beneficial Owners may wish to provide their names and addresses to the registrar and request copies of the notices be provided directly to them.

     Redemption notices (if any) will be sent to Cede & Co. If less than all of the Bonds of a particular series are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such series to be redeemed.

     Neither DTC nor Cede & Co. will consent or vote with respect to the Bonds. Under its usual procedures, DTC mails an omnibus proxy (an "Omnibus Proxy") to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Bonds are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Payments of the principal of, premium, if any, and interest on the Bonds will be made to DTC, or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street-name," and will be the responsibility of such Participant and not of DTC, the underwriters, dealers or agents, or the Company, subject to any statutory or regulatory requirements that may be in effect from time to time. Payment of principal, premium, if any, and interest to DTC is the responsibility of the Company or that of the Trustees. Disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     DTC may discontinue providing its services as securities depository with respect to the Bonds at any time by giving reasonable notice to the Company. Under such circumstances and in the event that a successor securities depository is not obtained, certificates for the Bonds are required to be printed and delivered. In addition, the Company may discontinue use of the system of book-entry transfers through DTC (or a successor securities depository) at any time. In that event, certificates for the Bonds will also be printed and delivered.

     The Company will not have any responsibility or obligation to Participants or the persons for whom they act as nominees with respect to the accuracy of the records of DTC, its nominee or any Direct or Indirect Participant with respect to any ownership interest in the Bonds, or with respect to payments to, or providing of notice to, the Direct Participants, the Indirect Participants or the Beneficial Owners.

     So long as Cede & Co. is the registered owner of any series of Bonds, as nominee of DTC, references herein to holders of such series of Bonds shall mean Cede & Co. or DTC and shall not mean the Beneficial Owners of the Bonds.

     DTC management is aware that some computer applications, systems and the like for processing data ("Systems") that are dependent upon calendar dates, including dates after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its Participants and other members of the financial community that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and income payments) to security holders, book entry, deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

     However, DTC's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the financial community that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to: (a) impress upon them the importance of such services being Year 2000 compliant and (b) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

     DTC has established a Year 2000 Project Office and will provide information concerning DTC's Year 2000 compliance to persons requesting that information. The address is as follows:

     The Depository Trust Company
     Year 200 Project Office
     55 Water Street
     New York, New York 10041
     (212) 855-8068 or
     (212) 855-8881

In addition, information concerning DTC's Year 2000 compliance can be obtained from its web site at the following address: (http://www.dtc.org).

     According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

     The information in this section concerning DTC, its Year 2000 efforts and its book-entry system has been obtained form DTC. Neither the Company, the Trustees nor the underwriters, dealers or agents takes responsibility for its accuracy or completeness.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The Company's ratios of earnings to fixed charges, calculated pursuant to
Item 503 of SEC Regulation S-K, are as follows:

                TWELVE MONTHS ENDED DECEMBER 31,
SEPTEMBER 30,   --------------------------------
    1999        1998   1997   1996   1995   1994
-------------   ----   ----   ----   ----   ----
    3.65        2.65   2.70   3.51   3.93   1.91

     "Earnings," as defined by Regulation S-K, represent the aggregate of (1) income before the cumulative effect of an accounting change, (2) taxes based on income, (3) investment tax credit adjustments--net and (4) fixed charges.

     "Fixed Charges" include interest (whether expensed or capitalized), related amortization and interest applicable to rentals charged to operating expenses.

                              EXPERTS AND LEGALITY

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of the Company for the year ended December 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The legality of the bonds will be passed upon for the Company by Laurence
M. Hamric, Associate General Counsel -- Corporate and Securities, of Entergy Services, Inc. and for any underwriters, dealers or agents by Winthrop, Stimson, Putnam & Roberts, New York, New York. All legal matters pertaining to the Company's organization, titles to property, franchises and the lien of the G&R Mortgage and all matters pertaining to Louisiana law will be passed upon by Laurence M. Hamric.

     The statements in this Prospectus as to matters of law and legal conclusions made under "Description of the Bonds" have been reviewed by Laurence
M. Hamric, and are set forth herein in reliance upon the opinion of said counsel and upon his authority as an expert.

                              PLAN OF DISTRIBUTION

METHODS AND TERMS OF SALE

     The Company may use any variety of methods to sell the Bonds. These include sales:

          (a) through one or more underwriters or dealers;

          (b) directly to one or more purchasers;

          (c) through one or more agents; or

          (d) through a combination of any such methods of sale.

The prospectus supplement relating to a series of the Bonds will set forth the terms of the offering of the Bonds, including

     - the name or names of any underwriters, dealers or agents;

     - the initial public offering price of such Bonds;

     - the proceeds to the Company from such sale;

     - any underwriting discounts and other items constituting underwriters' compensation; and

     - any discounts or concessions allowed or reallowed or paid by any underwriters to dealers.

UNDERWRITERS

     If the Company sells the Bonds through underwriters, the underwriters will acquire the Bonds for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters for a particular underwritten offering of Bonds will be named in the applicable prospectus supplement and, if an underwriting syndicate is used, the managing underwriter or underwriters will be named on the cover page. In connection with the sale of Bonds, the underwriters may receive compensation from the Company or from purchasers in the form of discounts, concessions or commissions. The obligations of the underwriters to purchase the Bonds will be subject to certain conditions. The underwriters will be obligated to purchase all of the Bonds of a particular series if any are purchased. However, the underwriters may purchase less than all of the Bonds of a particular series should certain circumstances involving a default of one or more underwriters occur.

     The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers by any underwriters may be changed from time to time.

STABILIZING TRANSACTIONS

     Any underwriters may engage in stabilizing transactions and syndicate covering transactions in accordance with Rule 104 under the Securities Exchange Act of 1934. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Bonds in the open market after the distribution has been completed in order to cover syndicate short positions. Such stabilizing transactions and syndicate covering transactions may cause the price of the Bonds to be higher than it would be if such transactions had not occurred.

AGENTS

     If the Company sells the Bonds through agents, the applicable prospectus supplement will set forth the name of any agent involved in the offer or sale of the Bonds, as well as any commissions the Company will pay to them. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

     In a prospectus supplement, the Company may authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Bonds at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts with payment and delivery on a specified date in the future. The terms and conditions governing these contracts and any commission the Company pays for solicitation of these contracts will be included in the prospectus supplement.

INDEMNIFICATION

     The Company will agree to indemnify any underwriters, dealers, agents or purchasers and their controlling persons against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.